Cann-Ade Corporation

Cann-Ade®

ANNUAL REPORT

2598 E. Sunrise Blvd. Suite 2104

Fort Lauderdale, FL 33304

(561) 445-3710

https://www.cann-ade.com/

This Annual Report is dated April 21, 2023.

BUSINESS

Company Overview

Cann-Ade Corporation ("Cann-Ade®" or the "Company") is a rapidly growing leader in the functional beverage industry, within a niche emerging category, that being the cannabis-infused segment. Cann-Ade® Corporation owns extensive IP including but not limited to trademarks, closely held trade secrets and proprietary formulations.

Business Model

B2B: We sell to beverage distributors who then sell into the retail accounts that they service.

DTC: We sell Cann-Ade® on our company website and are launching on Amazon as well. We already did complete a successful soft launch on Amazon and are gearing up for the full launch ahead of the holiday season.

Company Owned IP

The Company was granted a U.S Trademark, filed with the USPTO on July 14, 2021.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $150,000.00

Number of Securities Sold: 1,864,695

Use of proceeds: Research, development, commercialization of new proprietary products, general marketing purposes, sales and marketing personnel, insurance

Date: April 21, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $120,000.00

Number of Securities Sold: 150,000

Use of proceeds: Research, development, commercialization of new proprietary products, general marketing purposes, sales and marketing personnel, insurance

Date: May 11, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021
Revenue

Revenue for fiscal year 2022 was $171,918 compared to $6610 in fiscal year 2021. Revenue for fiscal year 2022 significantly increased in comparison to fiscal year 2021. We believe that this performance was primarily driven by three factors: increased sales and availability of our products at retail locations; an aggressive, multi-pronged digital marketing campaign; and the addition of a global sales director with extensive CPG experience.

Cost of Sales
Cost of sales increased in fiscal year 2022 to 39,048.00 due to our significant uptick in revenue from fiscal year 2021. Furthermore, we had a significant increase in fiscal year 2022 with regard to retail sales that required increased customer acquisition costs.
Gross margins

Margins for fiscal year 2022 compared to fiscal year 2021 improved due to improved relationships with our vendors and volume of orders. We continue to work to improve our gross margins as unit economics improve alongside the volume of purchase orders.
Expenses

Expenses increased for fiscal year 2021 compared to fiscal year 2022 due to an extensive increase in sales and marketing efforts. We launched an aggressive digital marketing campaign as well as the rollout of various point-of-sale marketing materials to support our retail partners.

Historical results and cash flows

The Company is currently post revenue and showing signs of strong product market fit. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are still just recently emerging out of the research and development phase, and rolling out the product in a strategically lean fashion at retail and direct to consumer via our company website and Amazon. We hope to generate more revenue by growing our market share on retail shelves and increasing our digital presence on both social media and various online marketplaces including Amazon. Past cash was primarily generated through sales and equity investments. Our goal is to improve sales and cash flows. We recently emerged out of the research and development phase, and have been fully launched into the market, post revenue for just over twelve months.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $108,959.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Owed to: Intuit Financing Inc
Amount owed: $7,661.00
Interest rate: 18%
Maturity date: 07 13, 2023
Material terms: There are no other material terms to this debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Benjamin Daniel Mogul

Benjamin Daniel Mogul's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chief Executive Officer

Dates of Service: November, 2019 - Present

Responsibilities: Ben is the Founder and Chief Executive Officer of Cann-Ade Corporation. He does not currently receive compensation but plans to receive commercially appropriate compensation as determined by the board of directors at such time that the company is adequately capitalized. This may include but is not limited to the following: a monthly or annual fee, health insurance, and/or stock options.

Position: Board Chairman

Dates of Service: November, 2019 - Present

Responsibilities: Performs executive, supervisory and management functions and duties as from time to time may be assigned to him or her by the Board of Directors and presides at all meetings of the stockholders and of the Board of Directors.

Position: Secretary

Dates of Service: November, 2019 - Present

Responsibilities: Attends all meetings of the stockholders and records all votes and the minutes of all proceedings in a book to be kept for that purpose notice of all meetings of the stockholders and special meetings of the Board of Directors and shall perform such other duties prescribed by the Board of Directors.

Position: President

Dates of Service: November, 2019 - Present

Responsibilities: Holds general charge of the business, affairs, and company property and general supervision over its other officers and agents. The President shall see that the officers carry all other orders and resolutions of the Board of Directors into effect.

Other business experience in the past three years:

Employer: Paramount Integrative

Title: Founder

Dates of Service: January, 2018 - November, 2019

Responsibilities: Founded the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Benjamin Daniel Mogul

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 75.13

RELATED PARTY TRANSACTIONS

Name of Entity: Benjamin Mogul

Relationship to Company: Officer

Nature / amount of interest in the transaction: $5,233, 0% Interest rate loan

Material Terms: In 2021 and 2020, the Company received money from its founder and shareholder, Benjamin Mogul. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $0 and $5,233, respectively.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 823,333 of Common Stock.

Common Stock

The amount of security authorized is 70,000,000 with a total of 12,644,695 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Please refer to the Company's Articles of Incorporation and its Amended and Restated Bylaws for information on material rights which is included in the Offering Memorandum and attached as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Restrictions on transfer. No stockholder shall transfer any shares of stock except pursuant to and in accordance with the provisions of the Company's Bylaws.

Right of first refusal (ROFR). The Company shall have the right to purchase all or any portion of the Offered Stock, exercisable for a limited period, at the same purchase price and otherwise subject to the same terms and conditions, with limited exceptions, as described in the Company's Amended and Restated Bylaws.

Tag along rights. With certain exceptions, any proposed transfer by a stockholder of all or any portion of its shares of stock to a third party in which such shares of stock not subject to a ROFR, the Seller shall provide notice of the purchase price and other terms and conditions of the proposed transfer to the other stockholders ("Tagging Stockholders") who shall have the right, but not the obligation to, at the same purchase price and otherwise on the same terms and conditions as the proposed transfer, sell up to an amount of shares of stock held by such Tagging Stockholder as described in the Company's Amended and Restated Bylaws.

Drag along rights. If a stockholder(s) holding a majority of outstanding shares in the Company ("Dragging Stockholders") receive a bona fide written offer from a third party to buy the Company approved by the board of directors, the Dragging Stockholders may present such offer to the other stockholders (the "Dragged Stockholders") and each of the Dragged Stockholders shall: (A) vote their respective shares of stock in favor of the sale and waive any applicable dissenters' or similar rights; and (B) if necessary, sell their respective shares of stock to the proposed buyer; provided that the proceeds of the sale, after deduction of transaction-related fees and expenses incurred, shall be allocated among the shares of stock held by stockholders on a pro-rata basis.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

No series of Preferred Stock has been designated.

Please refer to the Company's Articles of Incorporation for information on material rights which is included in the Offering Memorandum as Exhibit F

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. Following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Cann-Ade Corporation was formed on November 27, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cann-Ade Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Cann-Ade is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our business is subject to risks associated with manufacturing processes. We manufacture our products at our partner production facilities in Florida, where we produce all of our products. A catastrophic loss of the use of all or a portion of these facilities due to accident, fire, explosion, labor issues, weather conditions, other natural disasters or otherwise, whether short or long-term, could have a material adverse effect on us. Unexpected failures of manufacturing equipment and machinery may result in production delays, revenue loss and significant repair costs if there is any damage to the tooling. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. A temporary or long-term business disruption could result in a permanent loss of customers that will seek out alternate products. If this were to occur, our future sales levels, and therefore our profitability, could be materially adversely affected. We may incur material losses as a result of product recall and product liability. We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. A significant product liability judgment against us, or a widespread product recall, could have a material adverse effect on our business, financial condition and results of operations. The government may adopt regulations that could increase our costs or our liability. Since we have a limited operating history, it is difficult for potential investors to evaluate our business. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. As an early stage company, we are subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability. Our business operations could be significantly disrupted if members of our management team were to leave. Our success depends to a significant degree upon the continued contributions of our senior management. Our senior operating management members each have relevant industry experience and have extensive business, manufacturing and finance backgrounds. We believe that the depth of our management team is instrumental to our continued success. The loss of any of our key executive officers or directors in the future could significantly impede our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. The

Chief Executive Officer does not currently receive a salary for his role with the Company Benjamin Daniel Mogul, the CEO of Cann-Ade Corporation (Cann-Ade), does not currently receive a salary for his work at Cann-Ade. Although Benjamin is a majority owner of Cann-Ade, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the Company raises more money and generates more revenue Benjamin will begin to be paid a commercially appropriate salary based on the Company's capital resources available at that time and taking into account amounts raised and revenue generated. This may include but is not limited to a monthly or annual fee, health insurance, and/or stock options. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Benjamin will be paid a salary for his work at Cann-Ade.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2023.

Cann-Ade Corporation

By /s/ *Benjamin Mogul*

    Name: Cann-Ade Corporation

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CANN-ADE CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Cann-Ade Corporation
Fort Lauderdale, Florida

We have reviewed the accompanying financial statements of Cann-Ade Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

CANN-ADE CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	108,959	$	36,433
Acccounts Receivable, net		-		240
Due from Related Parties		961		-
Inventory		58,310		51,613
Total Current Assets		**168,230**		**88,286**
Total Assets	$	**168,230**	$	**88,286**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	-	$	5,233
Forward Financing		14,285		-
Short-term Loan		7,661		-
Other Current Liabilities		-		14
Total Current Liabilities		**21,946**		**5,247**
Total Liabilities		**21,946**		**5,247**
STOCKHOLDERS EQUITY				
Common Stock		125		106
Shareholder Distribution		-		(100)
Stock subscription		-		-
Additional Paid in Capital		319,813		149,894
Retained Earnings/(Accumulated Deficit)		(173,655)		(66,860)
Total Stockholders' Equity		**146,283**		**83,040**
Total Liabilities and Stockholders' Equity	$	**168,230**	$	**88,286**

See accompanying notes to financial statements.

CANN-ADE CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	171,918	$	6,610
Cost of Goods Sold		39,048		3,288
Gross profit		132,871		3,322
Operating expenses				
General and Administrative		151,543		62,533
Sales and Marketing		61,404		5,731
Total operating expenses		212,947		68,264
Operating Income/(Loss)		(80,076)		(64,942)
Interest Expense		-		-
Other Loss/(Income)		26,718		(4)
Income/(Loss) before provision for income taxes		(106,795)		(64,938)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(106,795)**	**$**	**(64,938)**

See accompanying notes to financial statements.

CANN-ADE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Stock	Shareholder	Retained earnings/	Total Shareholder
	Shares	Amount	Capital	subscription	Distribution	(Accumulated Deficit)	Equity
Balance—December 31, 2020	**10,417,000**	**$ 104**	**$ -**	**$ (104)**		**$ (1,922)**	**$ (1,922)**
Issuance of Stock	150,000	$ 2	$ 149,894	$ 104			150,000
Shareholder Distribution					(100)		(100)
Net income/(loss)						$ (64,938)	(64,938)
Balance—December 31, 2021	**10,567,000**	**$ 106**	**149,894**	**$ -**	**(100)**	**$ (66,860)**	**$ 83,040**
Issuance of Stock	1,977,695	20	$ 169,918	-	100		170,038
Net income/(loss)						(106,795)	(106,795)
Balance—December 31, 2022	**12,544,695**	**$ 125**	**$ 319,813**	**$ -**	**$ -**	**$ (173,655)**	**$ 146,283**

See accompanying notes to financial statements.

CANN-ADE CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(106,795)	$	(64,938)
Changes in operating assets and liabilities:				
Acccounts receivable, net		240		(240)
Inventory		(6,697)		(51,613)
Due from Related Parties		(961)		
Other Current Liabilities		(14)		14
Net cash provided/(used) by operating activities		**(114,226)**		**(116,778)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Procceds from Issuance of Common Stock		170,038		150,000
Shareholder Distribution		-		(100)
Shareholder Loans		(5,233)		808
Borrowing on Forward Financing		14,285		
Borrowing on Short-term loan		7,661		
Net cash provided/(used) by financing activities		**186,752**		**150,708**
Change in Cash		72,526		33,931
Cash—beginning of year		36,433		2,502
Cash—end of year	$	**108,959**	$	**36,433**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cann-Ade Corporation was incorporated on November 27, 2019, in the state of Nevada. The financial statements of Cann-Ade Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Fort Lauderdale, Florida.

Cann-Ade Corporation invented the Cann-Ade brand, which is a functional beverage product line that is presently sold business to business and direct to consumer via e-commerce.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first out) method.

Income Taxes

Cann-Ade Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)   Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of functional beverage products.

Cost of sales

Costs of goods sold include the cost of retail product, product packaging, and processing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $61,404 and $5,731, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		58,310		51,613
Total Inventory	$	**58,310**	$	**51,613**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Tax Payable		-		14
Total Other Current Liabilities	$	**-**	$	**14**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 70,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 12,544,695 shares and 10,567,000 have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, no preferred shares have been issued and are outstanding.

6.   DEBT

Promissory Notes & Loans

In 2022, the Company entered business loan agreement, the details and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Business Loan Agreement- Intuit Financing Inc.	$ 10,000	18.00%	7/13/2022	7/13/2023	$ 843	843	$ 7,661	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total					$ 843	$ 843	$ 7,661	$ -	$ -	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 7,661
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	**$ 7,661**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Benjamin Mogul	$ 5,233	0.00%	Fiscal Year 2020	No set maturity	$ -		$ -	$ 5,233		$ 5,233
Total					$ -	$ -	$ -	$ 5,233	$ -	$ 5,233

The entire loan has been repaid by the company in 2022.

Forward Financing

During fiscal year 2022, the Company entered into a future receipts sale agreement with Forward Financing LLC in the amount of $13,000 (purchase price). Processing fee is $695. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $10,140, and entire amount is classified as the current portion.

During fiscal year 2022, the Company entered into a future receipts sale agreement with Forward Financing LLC in the amount of $5,000 (purchase price). Processing fee is $495. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2022, the outstanding balance of this kind of financing is in the amount of $4,145, and entire amount is classified as the current portion.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(27,188)	$	(16,532)
Valuation Allowance		27,188		16,532
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(43,720)	$	(16,532)
Valuation Allowance		43,720		16,532
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $171,733, and the Company had state net operating loss ("NOL") carryforwards of approximately $171,733. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2021 and 2020, the Company received money from its founder and the shareholder, Benjamin Mogul. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan is $0 and $5,233, respectively.

As of December 31, 2022, the Company has small receivable from its founder and the shareholder, Benjamin Mogul, in the amount of $961.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 17, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $80,076, an operating cash flow loss of $114,226, and liquid assets in cash of $108,959, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Benjamin Mogul, Principal Executive Officer of Cann-Ade Corporation, hereby certify that the financial statements of Cann-Ade Corporation included in this Report are true and complete in all material respects.

Benjamin Mogul

CEO